

Aaron Day (He/Him) · 3rd

| Mentor | Coach | Tech Executive

Talks about #tech, #integrations, #partnerships, #businessleadership, and #mergersandacquisitions

Huntington Beach, California, United States · Contact info

3,024 followers · 500+ connections

Famous

Wake Forest University

Experience

Chief Executive Officer
Famous · Full-time
Sep 2021 – Present · 2 mos
California, United States

Create. Amaze. Connect.
www.amaze.co or www.famous.co for more information.

Non Executive Director (Board Member)
WedFun
Oct 2020 – Present · 1 yr 1 mo
United States

Chief Revenue Officer overseeing all divisions of SoftPrint Holdings, Inc. Companies include www.picaboo.com, www.ColorCentriccorp.com, Printernet and www.Solidiphy.com. Helped to package and sell the business.

Global Partnership Lead
Canva · Full-time
Jun 2019 – Oct 2021 · 2 yrs 5 mos
Huntington Beach, California

I lead a team that is responsible for the e-commerce division of Canva. We focus on integrating our Core technology into the leading e-commerce platforms around the world.

Chief Executive Officer
PCC a Blackford Capital Company
Jun 2017 – Oct 2018 · 1 yr 5 mos
Greater Grand Rapids, Michigan Area

Chief Executive Officer & President
Trend Offset Printing
Jun 2009 – Dec 2016 · 7 yrs 7 mos
Los Alamitos, California

Show 2 more experiences

Education

Wake Forest University
BA-Political Science, Political Science
1990 – 1992
Activities and Societies: Alpha Sigma Phi-President of Fraternity

Catawba College
Business, Economics, Law
1988 – 1990